                           Filed by CBOT Holdings, Inc.
                           Subject Company--CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

                               *    *    *    *

The following letter was distributed to CBOT members on December 21, 2001 and is available on the CBOT's intranet site, MemberNET.

                               December 21, 2001


Dear Member:

When I became President and CEO in March, I outlined for you five goals I wanted to focus on this year. While the Chicago Board of Trade has challenges and opportunities ahead of it, I believe we made great progress on these goals in 2001.

Volume beat our expectations, new management processes resulted in stronger financial performance, and a renewed focus on member opportunity and member preference created additional value for you. A Full membership has increased about 28 percent in value from $306,000 on March 5th to $391,000 on December 20th. An Associate membership has increased about 59 percent, from $80,000 on February 28th to $127,500 on December 20th.

My overriding goal both then and today was to make sure the CBOT is operating better on a day-to-day basis at the end of the year than it was at the start. Based on the feedback I received from the monthly member meetings and my meetings with the members of various trading pits, many in our membership believe the CBOT in fact is running much better. That is a tribute to the new management practices we have put in place, and to the fine employee team that is committed to improving the level of customer service and to making the CBOT a better place.

We are committed to providing what we believe to be the best open auction and electronic trading platforms to our customers. We are implementing a strategy that will allow us to invest in more technology for the trading floors so that these markets can become more efficient and cost-effective. The integrity of our electronic order routing system has improved to the point that we have had 100% reliability since May. We believe that our electronic trading system continues to perform well.

The CBOT has become a more product-oriented business, resulting in more trading volume and increased member opportunity. We launched new financial and commodity products this year with more on the horizon, particularly the CBOT X-Funds contract scheduled to be launched in February. In January we intend to implement a new pricing strategy designed to increase liquidity, provide discounts for high volume providers, enhance member opportunity and maintain member preference. This is designed to bring more business to the CBOT and more trading volume.

My second objective has been to complete the restructuring, an important component of our long-term success. Once the SEC declares our registration statement "effective," which we expect to occur shortly, you will receive the proxy statement and prospectus that forms part of the registration statement and have the opportunity to ask questions at several member information meetings prior to a membership vote.

Shortly after my arrival, we reorganized the CBOT into four business units: open auction, electronic, data services, and real estate. This was done to improve the decision-making process, increase accountability, and run the exchange more like a business. We brought in Bernie Dan and Bill Farrow as Executive Vice Presidents with responsibility for determining what needs to be done and how to get it done. In certain areas, they are adding key people to the capable professional employee team we have in place, and we will continue to look at all areas in the organization to determine where we can best add value to the exchange as we move forward.

We resolved our disputes with the Chicago Board Options Exchange, subject to membership approval of the restructuring, by achieving what we believe to be a fair and balanced agreement that clarifies the scope of the CBOT members' exercise right. This was an important objective for me to accomplish, and having served on the CBOE's Board of Governors, I knew we could get it done to the benefit of both exchanges.

This agreement has brought our two exchanges even closer together. We have been involved in discussions with the CBOE on various technology-sharing and cost-saving initiatives that if implemented could bring substantial benefits to each exchange and to our members and customers. Our participation with the CBOE and the Chicago Mercantile Exchange in OneChicago, the joint venture for single stock futures, is further evidence of this improving relationship.

My third objective was to improve the CBOT's financial position, and we achieved that by focusing more attention to the bottom line. An important result of this focus was the decommissioning of the MidAmerica Exchange and transfer of some of the MidAm's most viable contracts into "mini-sized" CBOT contracts. We expect this action will save the CBOT membership over one million dollars a year, and gives us the opportunity to better realize the value of our real estate.

We have instituted stronger fiscal management processes which in combination with continued revenue growth and expense reduction is designed to provide us with opportunities for additional investments in our markets. We expect to significantly exceed our 2001 budget forecast for contract volume and revenues, averaging over 1,036,000 total contracts per day for the first eleven months of the year, with nearly 205,000 contracts traded daily on our electronic trading system. These numbers have contributed to an unrestricted cash balance of over $47.7 million as of September 30, 2001 substantially in excess of the $20 million originally forecast for year-end. The bottom line is that we beat our budget for 2001, and we intend to improve upon that performance in 2002.

The fourth goal was to develop a technology strategy for the open auction and electronic trading platforms from which we can build a consensus for 2002 and for strategic planning for the next three to four years. We generally will not make technology decisions for the short-term. If you attended some of the recent monthly member meetings, you are aware of the technology shortcomings we must address in order to move forward. Bernie Dan, Bill Farrow and their teams are addressing these problems in order to develop a vision on where the business is going and a plan on how to get the CBOT there.

The final goal was the development of a broad-based strategy for the CBOT. It is incorporated in our restructuring, which you will have the opportunity to review shortly. In addition, through our reorganization and with the creation of the Office of the President, which includes Bernie, Bill and Carol Burke, we now have in place a strategic decision-making template that allows us to make those longer-term decisions in a more focused manner.

We are delivering on these objectives for you, and I am confident we will be able to deliver on the other strategic priorities we have outlined for 2002. We want to complete the restructuring, strengthen our technology, resolve the outstanding issues we have with Eurex regarding our business alliance, improve access to our open auction and electronic markets, enhance our image around the world, and implement a strategy that allows us to maximize the value of our real estate.

I am confident we can achieve these goals. We have a very recognizable brand that we will capitalize on. We have a product mix that we will continue to grow. We have the members who provide the liquidity that makes our markets among the best in the world. And we have the resources to improve our infrastructure.

As I said to you in March, I am confident in the future of the exchange, and we are going to continue to work as hard as we can to make the rest of the world as confident. We will face many challenges and there always will be difficult decisions to make as we take advantage of the opportunities available to us. However, I believe, like many of you, that we have made significant progress this year in making the Chicago Board of Trade a better place, and our objective in 2002 is to improve upon that performance and provide even greater value for you.

It has been a pleasure to be part of the Chicago Board of Trade family this year. I wish you and your families a very happy and healthy holiday season.

                                        Sincerely,

                                        /s/ David J. Vitale

                                        David J. Vitale


While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT) it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement of Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *  *  *  *